UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July, 2020

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras reduces cost of post-salt well construction

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Rio de Janeiro, July 14, 2020 – Petróleo Brasileiro S.A. –  Petrobras informs that in early July,  it completed, in half the time, the construction of the 7 GLF 49H ESS offshore well, in the Golfinho field, in the Espírito Santo Basin, 100 km from Vitória. This was the first post-salt well built with the application of the True One Trip Ultra Slender (TOTUS) concept, which consists of simplifying and reducing the time spent in the drilling and completion stages, based on optimizations and innovations inserted in the design and planning phases.

The pioneering use of TOTUS allowed the completion of this first well in only 44 days compared to the historical average of the field of 96 days, resulting in a cost reduction of approximately 50%, equivalent to US$ 30 million. Petrobras can apply this new concept in its new wells, in several mature fields in the post-salt, in the period from 2021 to 2025, with potential for cost reduction between US$ 20 - 35 million per well.

The TOTUS concept, developed and patented by Petrobras, is part of the company's effort to find technological solutions that aim to reduce costs in its activities in a safe and efficient way. The concept consists of drilling the well in only 3 phases (Ultra Slender) and the completion installed in a single maneuver (True One Trip), different from traditional configurations (4 or 5 drilling phases and 2 or more maneuvers to install the completion).

TOTUS can be used in certain mature fields of the post-salt where the geological and reservoir characteristics favor its application.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

 e-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

 Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

 Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 14, 2020

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer